E: Kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Nasreen Mohammed, Suying Li, Rucha Pandit, Mara Ransom

Re:	Hong Kong Pharma Digital Technology Holdings Ltd
Registration Statement on Form F-1
Filed October 29, 2024
File No. 333-282876

Ladies and Gentlemen:

We hereby submit the responses of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated November 8, 2024, providing the Staff’s comments with respect to the Company’s registration statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Dilution, page 52

1.	You disclose that your pro forma net tangible book value as of March 31, 2024 would have been $4,178,515. Please provide us with your calculation of this amount.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the pro forma net tangible book value should be $5,438,590, which is illustrated as below:

Net book value as of March 31, 2024	$4,253,659
Add: Subscription received after March 31, 2024 for Class B Redeemable Ordinary Shares	300,000
Add: Net proceeds from IPO	2,907,282
Deferred IPO cost	(1,260,075)
Pro forma net book value as of March 31, 2024	6,200,866
Less: “Intangible assets” per balance sheet	(31,825)
Less: “Right-of-use assets” per balance sheet	(730,451)
Pro forma net tangible assets as of March 31, 2024	5,438,590

We have revised the pro forma net tangible book value and other related numbers in the “Dilution” section and elsewhere.

Principal and Selling Shareholders, page 96

2.	Please revise to disclose the nature of any position, office, or other material relationship which any selling shareholder and/or the persons who have control over the selling shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have added the disclosure that “Except Mr. Lap Sun Wong, our founder, Chief Executive Officer and Chairman of the Board, none of the Selling Shareholders, nor any of their affiliates, officers, directors or principal equity holders, has had any position, office or other material relationship with the Company or any of its predecessors or affiliates during the past three years” on page 97.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Lap Sun Wong, Chief Executive Officer of Hong Kong Pharma Digital Technology Holdings Limited at +852 2618-9289.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Lap Sun Wong, Hong Kong Pharma Digital Technology Holdings Limited